Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2018 and June 30, 2017

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended June 30,		Six Months Ended June 30,
		2018	2017	2018	2017

Revenue	13	$77,121	$77,335	$147,940	$145,880
Cost of sales excluding depreciation and amortization	14	57,717	55,173	117,291	106,579
Depreciation and amortization		9,235	8,893	17,456	17,332
Mine operating margin		10,169	13,269	13,193	21,969

Other expenses/(income)
Exploration expense		760	308	1,466	980
General and administrative		6,909	1,953	8,018	9,945
Finance expense, net	16	5,391	2,354	10,174	5,147
Other income		(415)	(120)	(1,043)	(294)
Loss/(gain) on fair value of financial instruments, net	5	1,301	(4,907)	(4,141)	(7,405)
Loss on conversion of 7% Convertible Debentures, net		—	—	—	165
(Loss)/income before tax		(3,777)	13,681	(1,281)	13,431
Deferred income tax expense	17	3,783	—	6,674	—
Net (loss)/income and comprehensive (loss)/income		$(7,560)	$13,681	$(7,955)	$13,431
Net loss attributable to non-controlling interest		(918)	(202)	(2,328)	(622)
Net (loss)/income attributable to Golden Star shareholders		$(6,642)	$13,883	$(5,627)	$14,053

Net (loss)/income per share attributable to Golden Star shareholders
Basic	18	$(0.02)	$0.04	$(0.01)	$0.04
Diluted	18	$(0.02)	$0.02	$(0.01)	$0.03
Weighted average shares outstanding-basic (millions)		380.8	376.2	380.9	367.7
Weighted average shares outstanding-diluted (millions)		380.8	444.8	380.9	439.0
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	June 30, 2018	December 31, 2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$21,871	$27,787
Accounts receivable		4,472	3,428
Inventories	6	38,096	50,653
Prepaids and other		4,042	5,014
Total Current Assets		68,481	86,882
RESTRICTED CASH		6,511	6,505
MINING INTERESTS	7	257,576	254,058
DEFERRED TAX ASSETS		6,270	12,944
Total Assets		$338,838	$360,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$83,762	$94,623
Current portion of rehabilitation provisions	9	7,664	6,566
Current portion of deferred revenue	10	14,642	17,894
Current portion of long term debt	11	25,756	15,864
Current portion of other liability	15	17,940	13,498
Total Current Liabilities		149,764	148,445
REHABILITATION PROVISIONS	9	57,924	64,146
DEFERRED REVENUE	10	109,471	92,062
LONG TERM DEBT	11	82,397	79,741
LONG TERM DERIVATIVE LIABILITY	5	6,822	10,963
LONG TERM OTHER LIABILITY	15	—	6,786
Total Liabilities		406,378	402,143

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		783,230	783,167
CONTRIBUTED SURPLUS		36,370	35,284
DEFICIT		(818,787)	(794,180)
Shareholders' equity attributable to Golden Star shareholders		813	24,271
NON-CONTROLLING INTEREST		(68,353)	(66,025)
Total Deficit		(67,540)	(41,754)
Total Liabilities and Shareholders' Equity		$338,838	$360,389
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2018	2017	2018	2017

OPERATING ACTIVITIES:
Net (loss)/income		$(7,560)	$13,681	$(7,955)	$13,431
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		9,245	8,902	17,473	17,346
Share-based compensation	15	3,220	(1,273)	582	3,442
Deferred income tax expense		3,783	—	6,674	—
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	5	1,301	(4,036)	(4,141)	(7,167)
Recognition of deferred revenue	10	(3,959)	(3,096)	(7,198)	(6,385)
Proceeds from Royal Gold stream	10	—	—	—	10,000
Reclamation expenditures	9	(1,934)	(1,503)	(3,277)	(2,994)
Other	21	6,180	1,523	8,928	4,250
Changes in working capital	21	45	(3,116)	(4,736)	(11,403)
Net cash provided by operating activities		10,321	11,082	6,350	20,520
INVESTING ACTIVITIES:
Additions to mining properties		(73)	(237)	(382)	(392)
Additions to plant and equipment		—	(145)	(245)	(145)
Additions to construction in progress		(8,214)	(17,925)	(19,242)	(34,473)
Change in accounts payable and deposits on mine equipment and material		(739)	787	(810)	(906)
Increase in restricted cash		(6)	—	(6)	(29)
Net cash used in investing activities		(9,032)	(17,520)	(20,685)	(35,945)
FINANCING ACTIVITIES:
Principal payments on debt	11	(5,679)	(514)	(6,618)	(1,360)
Proceeds from debt agreements	11	20,000	10,000	35,000	10,000
5% Convertible Debentures repayment		—	(13,611)	—	(13,611)
Royal Gold loan repayment	11	(20,000)	—	(20,000)	—
Shares issued, net		—	(3)	—	24,521
Exercise of options		38	10	38	10
Net cash (used in)/provided by financing activities		(5,641)	(4,118)	8,420	19,560
(Decrease)/increase in cash and cash equivalents		(4,352)	(10,556)	(5,915)	4,135
Cash and cash equivalents, beginning of period		26,224	36,455	27,787	21,764
Cash and cash equivalents, end of period		$21,872	$25,899	$21,872	$25,899
See Note 21 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2016	335,356,450	$746,542	$33,861	$(832,951)	$(68,213)	$(120,761)
Shares issued	40,809,502	35,682	—	—	—	35,682
Shares issued under options	23,750	16	(6)	—	—	10
Options granted net of forfeitures	—	—	822	—	—	822
Deferred share units granted	—	—	178	—	—	178
Performance and restricted share units granted	—	—	53	—	—	53
Share issue costs	—	(1,979)	—	—	—	(1,979)
Net income/(loss)	—	—	—	14,053	(622)	13,431
Balance at June 30, 2017	376,189,702	$780,261	$34,908	$(818,898)	$(68,835)	$(72,564)

Balance at December 31, 2017	380,581,075	$783,167	$35,284	$(794,180)	$(66,025)	$(41,754)
Impact of adopting IFRS 15 on January 1, 2018 (see Note 3A)	—	—	—	(18,980)	—	(18,980)
Balance at January 1, 2018 (restated)	380,581,075	$783,167	$35,284	$(813,160)	$(66,025)	$(60,734)
Shares issued under DSUs	180,980	20	(165)	—	—	(145)
Shares issued under options	62,500	43	(5)	—	—	38
Options granted net of forfeitures	—	—	849	—	—	849
Deferred share units granted	—	—	275	—	—	275
Performance and restricted share units granted	—	—	132	—	—	132
Net loss	—	—	—	(5,627)	(2,328)	(7,955)
Balance at June 30, 2018	380,824,555	$783,230	$36,370	$(818,787)	$(68,353)	$(67,540)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 and 2017
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine ("Prestea") located near the town of Prestea, Ghana. We hold and manage interests in several gold exploration projects in Ghana and in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2017, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Company on July 31, 2018.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
A) New Accounting Standards Effective 2018
The Company has adopted the following new and revised standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.
IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. There was no impact to the financial statements on adoption of this standard.
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. On adoption of this standard, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company's financial assets.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018.
On January 1, 2018, the Company adopted the requirements of IFRS 15 Revenue from Contracts with Customers. As a result, the Company updated its accounting policy for deferred revenue to align with the requirements of IFRS 15. The Company elected to use the modified retrospective approach to initially adopt IFRS 15 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2018.
Under IFRS 15, deferred revenue consists of: 1) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 10, Deferred Revenue, and 2) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.
The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Stream Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on a continuous basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine. Should a change in the transaction price be necessary, a retroactive adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.
The impact of the initial adoption of IFRS 15 was $19.0 million. The adjustment was recorded as an increase to deferred revenue with a corresponding increase to opening deficit.
B) New Accounting Standards, Interpretations and Amendments Issued But Not Yet Effective
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
The judgements, estimates and assumptions discussed below reflect updates from the 2017 Annual Financial Statements. For a full list of judgements, estimates and assumptions please refer to Note 4 of the 2017 Annual Financial Statements
Deferred Revenue
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG ("RGLD"), a wholly-owned subsidiary of Royal Gold, Inc. ("RGI"). This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment. As discussed in Note 3A of these condensed interim financial statements, there is a variable component involved in accounting for the deferred revenue associated with the Streaming Agreement. This variability is subject to retroactive adjustment when there is a significant change in the timing and quantity of ounces to be delivered over the term of the Stream Agreement. Significant judgement is required in determining the expected delivery of ounces over the term of the Streaming Agreement and their associated cash flows. In undertaking this review management of the Company is required to make significant estimates of, amongst other things, discount rates, future production volumes, metal prices and reserve and resource quantities. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the deferred revenue recorded related to the

Streaming Agreement. There were no retroactive adjustments recorded in the first six months of 2018 with the exception of the initial adjustment recorded to adopt IFRS 15 as discussed in Note 3A.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2018 and December 31, 2017:

		June 30, 2018		December 31, 2017
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	6,822	6,822	10,963	10,963
There were no non-recurring fair value measurements of financial instruments as at June 30, 2018.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2018, there were no transfers between the levels of the fair value hierarchy.
Gain on fair value of financial instruments in the Statements of Operations and Comprehensive (Loss)/Income includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Loss on fair value of 5% Convertible Debentures	$—	134	$—	$317
Gain on fair value of warrants	—	(1,005)	—	(555)
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	1,301	(4,036)	(4,141)	(7,167)
	$1,301	$(4,907)	$(4,141)	$(7,405)
The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at June 30, 2018 and December 31, 2017 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	June 30, 2018	December 31, 2017
Embedded derivative
Risk premium	8.1%	7.9%
Borrowing costs	10.0%	15.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	3.1	3.6

The following table presents the changes in the 7% Convertible Debentures embedded derivative for the six months ended June 30, 2018:

Fair value
Balance, December 31, 2017	$10,963
Gain on fair value of 7% Convertible Debentures embedded derivative	(4,141)
Balance, June 30, 2018	$6,822
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.3 million for the six months ended June 30, 2018.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.3 million for the six months ended June 30, 2018.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related gain in the Statement of Operations would decrease by $0.8 million for the six months ended June 30, 2018.
6. INVENTORIES
Inventories include the following components:

	As of	As of
	June 30, 2018	December 31, 2017
Stockpiled ore	$9,903	$22,998
In-process ore	4,309	4,014
Materials and supplies	23,045	22,677
Finished goods	839	964
Total	$38,096	$50,653
The cost of inventories expensed for the six months ended June 30, 2018 and 2017 was $109.5 million and $98.8 million, respectively.
Net realizable value adjustments of $0.7 million and $1.9 million were recorded for stockpiled ore in the three and six months ended June 30, 2018, respectively (three and six months ended June 30, 2017 - $1.3 million and $2.9 million, respectively).
During the six months ended June 30, 2018 a total of $2.5 million of materials and supplies inventories were written off at Wassa (six months ended June 30, 2017 - nil). These are related to open-pit mining equipment, materials and supplies as open-pit mining at Wassa was terminated in the first quarter of 2018.

7. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2017	$479,214	$798,433	$126,923	$1,404,570
Additions	245	382	20,562	21,189
Transfers	2,396	112,251	(114,647)	—
Capitalized interest	—	—	579	579
Change in rehabilitation provision estimate	—	(1,071)	—	(1,071)
Disposals and other	(12,086)	—		(12,086)
As of June 30, 2018	$469,769	$909,995	$33,417	$1,413,181

Accumulated depreciation
As of December 31, 2017	$437,292	$713,220	$—	$1,150,512
Depreciation and amortization	6,302	10,658	—	16,960
Disposals and other	(11,867)	—	—	(11,867)
As of June 30, 2018	$431,727	$723,878	$—	$1,155,605

Carrying amount
As of December 31, 2017	$41,922	$85,213	$126,923	$254,058
As of June 30, 2018	$38,042	$186,117	$33,417	$257,576
As at June 30, 2018, equipment under finance leases had net carrying amounts of $3.5 million (December 31, 2017 - $1.6 million). The total minimum lease payments are disclosed in Note 11 - Debt.
No depreciation is charged to construction in progress assets. For the six months ended June 30, 2018, the general capitalization rate for borrowing costs was 7%. Commercial production was achieved February 1, 2018, therefore no capitalized interest was recorded since.
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2018	December 31, 2017
Trade and other payables	$49,106	$44,048
Accrued liabilities	25,554	40,165
Payroll related liabilities	9,102	10,410
Total	$83,762	$94,623

9. REHABILITATION PROVISIONS
At June 30, 2018, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $74.2 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Beginning balance	$70,712	$77,382
Accretion of rehabilitation provisions	345	1,245
Changes in estimates	(2,192)	(1,923)
Cost of reclamation work performed	(3,277)	(5,992)
Balance at the end of the period	$65,588	$70,712

Current portion	$7,664	$6,566
Long term portion	57,924	64,146
Total	$65,588	$70,712
10. DEFERRED REVENUE
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD, a wholly-owned subsidiary of RGI. This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment with an option, subject to Golden Star satisfying certain conditions, to access a further $5 million (this option was not exercised and has expired). The Streaming percentages were adjusted as follows to reflect the $15 million additional advance payment: From January 1, 2016, the Company will deliver 9.25% of the Mines’ production to RGLD at a cash purchase price of 20% of spot gold. From the earlier of January 1, 2018 or commercial production of the underground mines, Golden Star will deliver 10.5% of production at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of production at a cash purchase price of 30% of spot gold will be delivered.
During the six months ended June 30, 2018, the Company sold 12,515 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the six months ended June 30, 2018 consisted of $3.3 million of cash payment proceeds and $7.2 million of deferred revenue recognized in the period (see Note 13). The Company has delivered a total of 67,284 ounces of gold to RGLD since the inception of the Streaming Agreement.

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Beginning balance	$109,956	$114,112
Impact of adopting IFRS 15 on January 1, 2018 (see Note 3A)	18,980	—
Deposits received	—	10,000
Deferred revenue recognized	(7,198)	(14,156)
Interest on financing component of deferred revenue (see Note 10)	2,375	—
Balance at the end of the period	$124,113	$109,956

Current portion	$14,642	$17,894
Long term portion	109,471	92,062
Total	$124,113	$109,956

11. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	June 30, 2018	December 31, 2017
Current debt:
Equipment financing credit facility	$—	$147
Finance leases	1,373	1,229
Ecobank Loan III	5,556	2,222
Ecobank Loan IV	4,000	—
Vendor agreement	14,827	12,266
Total current debt	$25,756	$15,864
Long term debt:
Finance leases	$1,068	$269
Ecobank Loan III	17,109	7,337
Ecobank Loan IV	15,665	—
7% Convertible Debentures	43,521	42,515
Royal Gold loan	—	18,817
Vendor agreement	5,036	10,803
Total long term debt	$82,399	$79,741

Current portion	$25,756	$15,864
Long term portion	82,399	79,741
Total	$108,155	$95,605
Ecobank Loan III
On January 24, 2018, the Company drew down the remaining $15.0 million of the Ecobank Loan III. The full $25.0 million has now been drawn.
Ecobank Loan IV and Royal Gold loan
On June 28, 2018, the Company through its subsidiary Golden Star (Wassa) Limited closed a $20.0 million secured loan facility ("Ecobank Loan IV") with Ecobank Ghana Limited and used the facility to repay in full the $20.0 million Royal Gold loan. There are no prepayment penalties associated with Ecobank Loan IV and is repayable within 60 months of initial drawdown. Interest is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum.
Finance Leases
During the six months ended June 30, 2018, the Company entered into two financing lease agreements totaling $1.9 million for a period of 24 months.
7% Convertible Debentures
As at June 30, 2018, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Beginning balance	$42,515	$47,617
Conversions	—	(6,947)
Accretion of 7% Convertible Debentures discount	1,006	1,845
Balance at the end of the period	$43,521	$42,515

Schedule of payments on outstanding debt as of June 30, 2018:

	Six months ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Maturity
Finance leases
Principal	850	1,059	532	—	—	—	2020
Interest	87	94	8	—	—	—

Ecobank Loan III
Principal	2,778	5,555	5,555	5,555	3,611	—	2022
Interest	1,084	1,739	1,189	632	101	—

Ecobank Loan IV
Principal	2,000	4,000	4,000	4,000	4,000	2,000	2023
Interest	986	1,645	1,250	847	448	74

7% Convertible Debentures
Principal	—	—	—	51,498	—	—	August 15, 2021
Interest	1,802	3,605	3,605	3,605	—	—

Vendor agreement
Principal	8,693	12,266	—	—	—	—	2019
Interest	594	498	—	—	—	—

Total principal	$14,321	$22,880	$10,087	$61,053	$7,611	$2,000
Total interest	4,553	7,581	6,052	5,084	549	74
	$18,874	$30,461	$16,139	$66,137	$8,160	$2,074
12. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $12.2 million, all of which are expected to be incurred within the next six months.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.
13. REVENUE
Revenue includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenue - Streaming Agreement
Cash payment proceeds	$1,502	$1,338	$3,305	$2,715
Deferred revenue recognized	3,959	3,096	7,198	6,385
	5,461	4,434	10,503	9,100
Revenue - Spot sales	71,660	72,901	137,437	136,780
Total revenue	$77,121	$77,335	$147,940	$145,880

14. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Mine operating expenses	$45,456	$49,268	$89,602	$94,321
Severance charges	1,576	—	4,970	954
Operating costs from metal inventory	3,508	388	10,549	1,759
Inventory net realizable value adjustment and write-off	3,177	1,299	4,340	1,804
Royalties	4,000	4,218	7,830	7,741
	$57,717	$55,173	$117,291	$106,579
15. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Income, are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Share options	$217	$219	$849	$822
Deferred share units	142	83	275	178
Share appreciation rights	255	(297)	(300)	19
Performance share units	2,607	(1,278)	(241)	2,423
	$3,220	$(1,273)	$582	$3,442
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the six months ended June 30, 2018 and 2017 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2018	2017
Expected volatility	72.16%	73.70%
Risk-free interest rate	2.38%	1.86%
Expected lives	5.7 years	6.0 years
The weighted average fair value per option granted during the six months ended June 30, 2018 was $0.58 (six months ended June 30, 2017 - $0.84). As at June 30, 2018, there was $1.0 million of share-based compensation expense (June 30, 2017 - $0.9 million) relating to the Company's share options to be recorded in future periods. For the six months ended June 30, 2018, the Company recognized an expense of $0.8 million (six months ended June 30, 2017 - $0.8 million).

A summary of option activity under the Company's Stock Option Plan during the six months ended June 30, 2018 is as follows:

	Options (‘000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2017	16,629	1.19	5.9
Granted	3,008	0.92	9.7
Exercised	(62)	0.79	3.7
Forfeited	(381)	1.23	0.9
Expired	(1,643)	1.87	—
Outstanding as of June 30, 2018	17,551	1.08	6.7

Exercisable as of December 31, 2017	12,803	1.28	5.1
Exercisable as of June 30, 2018	13,466	1.11	5.9
As of June 30, 2018, there were 9,588,765 common shares available for grant under the Stock Option Plan (December 31, 2017 - 10,572,586).
Deferred share units ("DSUs")
For the six months ended June 30, 2018, the DSUs that were granted vested immediately and a compensation expense of $0.3 million was recognized for these grants (six months ended June 30, 2017 - $0.2 million). As of June 30, 2018, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017
Number of DSUs, beginning of period ('000)	5,092	5,734
Granted	390	209
Exercised	(410)	—
Number of DSUs, end of period ('000)	5,072	5,943
Share appreciation rights ("SARs")
As of June 30, 2018, there was approximately $0.6 million of total unrecognized compensation cost related to unvested SARs (June 30, 2017 - $0.8 million). For the six months ended June 30, 2018, the Company recognized a recovery of $0.3 million related to these cash settled awards (six months ended June 30, 2017 - $0.02 million expense).
A summary of the SARs activity during the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017
Number of SARs, beginning of period ('000)	2,665	2,687
Granted	1,520	1,460
Exercised	(70)	(158)
Forfeited	(253)	(270)
Number of SARs, end of period ('000)	3,862	3,719
Performance share units ("PSUs")
For the six months ended June 30, 2018, the Company recognized $0.4 million recovery related to PSU's (six months ended June 30, 2017 - $2.4 million). As at June 30, 2018, the PSU liability of $17.9 million is recognized on the Balance Sheet as current portion of other liability.

A summary of the PSU activity during the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017
Number of PSUs, beginning of period ('000)	13,604	15,480
Settled	(7,742)	(1,876)
Number of PSUs, end of period ('000)	5,862	13,604
2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with corresponding compensation expense recognized. For the six months ended June 30, 2018, the Company recognized $0.1 million expense (six months ended June 30, 2017 - $0.1 million).
A summary of the PRSU activity during the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017
Number of PRSUs, beginning of period ('000)	1,694	—
Granted	2,399	1,694
Number of PRSUs, end of period ('000)	4,093	1,694
16. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Interest income	$(11)	$(23)	$(15)	$(57)
Interest expense, net of capitalized interest (see Note 7)	4,239	1,437	6,974	3,667
Interest on financing component of deferred revenue (see Note 10)	1,188	—	2,375	—
Net foreign exchange (gain)/loss	(156)	629	495	(530)
Accretion of rehabilitation provision	131	311	345	622
Conversion make-whole payment	—	—	—	1,445
	$5,391	$2,354	$10,174	$5,147
On February 1, 2018, the Company placed the Prestea Underground mine into commercial production, therefore no capitalized interest was recorded since.
17. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Current expense:
Canada	$—	$—	$—	$—
Foreign	—	—	—	—
Deferred tax expense:
Canada	—	—	—	—
Foreign	3,783	—	6,674	—
Tax expense	$3,783	$—	$6,674	$—
The deferred tax expense results from the expected utilization of tax losses at Wassa.

18. (LOSS)/INCOME PER COMMON SHARE
During the three and six months ended June 30, 2018, the Company incurred a net loss therefore the shares for the period are not dilutive. The following table provides a reconciliation between basic and diluted (loss)/income per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net (loss)/income attributable to Golden Star shareholders	$(6,642)	$13,883	$(5,627)	$14,053
Adjustments:
Interest expense on 7% Convertible Debentures	—	899	—	1,840
Accretion of 7% Convertible Debentures discount	—	451	—	888
Gain on fair value of 7% Convertible Debentures embedded derivative	—	(4,036)	—	(7,167)
Gain on fair value of warrants	—	(1,005)	—	(555)
Diluted (loss)/income	$(6,642)	$10,192	$(5,627)	$9,059

Weighted average number of basic shares (millions)	380.8	376.2	380.9	367.7
Dilutive securities:
Options	—	2.4	—	2.8
Warrants	—	3.1	—	3.3
Deferred share units	—	5.9	—	5.9
7% Convertible Debentures	—	57.2	—	59.3
Weighted average number of diluted shares (millions)	380.8	444.8	380.9	439.0

(Loss)/income per share attributable to Golden Star shareholders:
Basic	$(0.02)	$0.04	$(0.01)	$0.04
Diluted	$(0.02)	$0.02	$(0.01)	$0.03
19. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the six months ended June 30, 2018 and 2017 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Salaries, wages, and other benefits	$715	$677	$1,507	$1,562
Bonuses	333	328	666	656
Share-based compensation	2,520	(716)	782	843
	$3,568	$289	$2,955	$3,061

20. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended June 30,	Wassa	Prestea	Other	Corporate	Total
2018
Revenue	$48,588	$28,533	$—	$—	$77,121
Mine operating expenses	21,952	23,504	—	—	45,456
Severance charges	1,576	—	—	—	1,576
Operating costs from metal inventory	1,374	2,134	—	—	3,508
Inventory net realizable value adjustment and write-off	3,103	74	—	—	3,177
Royalties	2,517	1,483	—	—	4,000
Cost of sales excluding depreciation and amortization	30,522	27,195	—	—	57,717
Depreciation and amortization	5,581	3,654	—	—	9,235
Mine operating margin/(loss)	12,485	(2,316)	—	—	10,169
Income tax expense	3,783	—	—	—	3,783
Net income/(loss) attributable to non-controlling interest	703	(1,621)	—	—	(918)
Net income/(loss) attributable to Golden Star	$6,921	$(1,164)	$(3,189)	$(9,210)	$(6,642)

Capital expenditures	$7,881	$2,305	$—	$—	$10,186

2017
Revenue	$38,942	$38,393	$—	$—	$77,335
Mine operating expenses	28,408	20,860	—	—	49,268
Operating costs from/(to) metal inventory	2,948	(2,560)	—	—	388
Inventory net realizable value adjustment and write-off	1,299	—	—	—	1,299
Royalties	2,024	2,194	—	—	4,218
Cost of sales excluding depreciation and amortization	34,679	20,494	—	—	55,173
Depreciation and amortization	4,827	4,066	—	—	8,893
Mine operating (loss)/margin	(564)	13,833	—	—	13,269
Net (loss)/income attributable to non-controlling interest	(263)	61	—	—	(202)
Net (loss)/income attributable to Golden Star	$(1,051)	$12,911	$219	$1,804	$13,883

Capital expenditures	$3,611	$14,696	$—	$—	$18,307

Six Months Ended June 30,	Wassa	Prestea	Other	Corporate	Total
2018
Revenue	$93,940	$54,000	$—	$—	$147,940
Mine operating expenses	43,178	46,424	—	—	89,602
Severance charges	4,970	—	—	—	4,970
Operating costs from metal inventory	4,625	5,924	—	—	10,549
Inventory net realizable value adjustment and write-off	3,103	1,237	—	—	4,340
Royalties	4,883	2,947	—	—	7,830
Cost of sales excluding depreciation and amortization	60,759	56,532	—	—	117,291
Depreciation and amortization	11,189	6,267	—	—	17,456
Mine operating margin/(loss)	21,992	(8,799)	—	—	13,193
Income tax expense	6,674	—	—	—	6,674
Net income/(loss) attributable to non-controlling interest	1,240	(3,568)	—	—	(2,328)
Net income/(loss) attributable to Golden Star	$11,588	$(6,450)	$(5,272)	$(5,493)	$(5,627)

Capital expenditures	$14,487	$7,281			$21,768

2017
Revenue	$76,192	$69,688	$—	$—	$145,880
Mine operating expenses	56,633	37,688	—	—	94,321
Severance charges	954	—	—	—	954
Operating costs from/(to) metal inventory	4,430	(2,671)	—	—	1,759
Inventory net realizable value adjustment and write-off	1,804	—	—	—	1,804
Royalties	3,937	3,804	—	—	7,741
Cost of sales excluding depreciation and amortization	67,758	38,821	—	—	106,579
Depreciation and amortization	10,131	7,201	—	—	17,332
Mine operating (loss)/margin	(1,697)	23,666	—	—	21,969
Net loss attributable to non-controlling interest	(517)	(105)	—	—	(622)
Net (loss)/income attributable to Golden Star	$(1,888)	$22,869	$(1,370)	$(5,558)	$14,053

Capital expenditures	$6,644	$28,366	$—	$—	$35,010
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
June 30, 2018
Total assets	$185,141	$146,899	$1,430	$5,367	$338,838

December 31, 2017
Total assets	$195,180	$158,715	$4,257	$2,237	$360,389
Information about major customers
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for the sale of gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

21. SUPPLEMENTAL CASH FLOW INFORMATION
During the six months ended June 30, 2018 and 2017, there was no payment of income taxes. The Company paid $3.9 million of interest during the six months ended June 30, 2018 (six months ended June 30, 2017 - $4.8 million).
Changes in working capital for the six months ended June 30, 2018 and 2017 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(Increase)/decrease in accounts receivable	$(2,052)	$(2,270)	$(1,044)	$870
Decrease/(increase) in inventories	2,751	(542)	7,704	(2,303)
(Increase)/decrease in prepaids and other	(192)	185	501	(1,183)
Decrease in accounts payable and accrued liabilities	(462)	(489)	(11,897)	(8,787)
Total changes in working capital	$45	$(3,116)	$(4,736)	$(11,403)
Other includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Loss on disposal of assets	$153	$—	$220	$513
Inventory net realizable value adjustment and write-off	3,177	1,299	4,340	1,804
Loss on fair value of 5% Convertible Debentures	—	134	—	317
Gain on fair value of warrants	—	(1,005)	—	(555)
Loss/(gain) on fair value of marketable securities	27	62	159	(37)
Accretion of vendor agreement	183	183	366	366
Accretion of rehabilitation provisions (see Note 9)	131	311	345	622
Amortization of financing fees	1,134	88	1,238	167
Accretion of 7% Convertible Debentures discount	514	451	1,006	888
Gain on reduction of rehabilitation provisions	(327)	—	(1,121)	—
Loss on conversion of 7% Convertible Debentures, net	—	—	—	165
Interest on financing component of deferred revenue (see Note 10)	1,188	—	2,375	—
	$6,180	$1,523	$8,928	$4,250
Non-cash changes of liabilities arising from financing activities
During the six months ended June 30, 2018 and 2017, the non-cash changes related to the changes in liabilities arising from financing activities are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Accretion of debt	1,831	555	$2,610	$1,055
Conversion of the 7% Convertible Debentures	—	—	—	6,947
Fair value loss on the 5% Convertible Debentures	—	134	—	317
22. SUBSEQUENT EVENT
On August 1, 2018 the Company announced that La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-based private gold investment company agreed to invest approximately $125.7 million cash into Golden Star through a private placement. La Mancha will be issued 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment. La Mancha will have customary anti-dilutive rights and demand registration rights and will be subject to a two year equity lock-up as well as to certain customary standstill provisions.
The transaction is subject to shareholder approval. The shareholders' meeting is expected to be held in mid September 2018.